Contact

www.linkedin.com/in/michael-
ritter-5982a7124 (LinkedIn)

Top Skills

Quantitative Research
Presentation Skills
Proposal Writing

Honors-Awards

Magellan Mini-Grant Scholar
Dean's Fellowship

Publications

Transient IR spectroscopy of
optically centrifuged CO2 (R186–
R282) and collision dynamics for the
J = 244–282 states

Michael Ritter

PhD Candidate: Physical (Quantum) Chemist, Laser Optics
Specialist
Washington, District of Columbia, United States

Summary

I have spent the last 5+ years researching the niche overlap of
quantum physics and chemistry. Specifically, I have led a laser
optics lab devoted to discovering the effects of high energy optical
traps on common atmospheric molecules. As I move past my PhD
work I would like to use my diverse technical knowledge to enter the
workforce as a technical advisor in the semiconductor, energy and/or
quantum technology fields.

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Experience

University of Maryland
4 years 7 months

PHD Candidate
November 2022 - Present (2 years 4 months)

PHD Graduate Student
August 2020 - November 2022 (2 years 4 months)
College Park, Maryland, United States

Mullin Group
Graduate Research And Teaching Assistant
November 2020 - November 2022 (2 years 1 month)
College Park, Maryland, United States

Angel Group - Laser Spectroscopy
Undergraduate Research Assistant
May 2019 - August 2020 (1 year 4 months)
University of South Carolina

Dr. Angel's group designs and tests remote Raman and LIBS laser
spectroscopy for use in deep ocean and planetary exploration. Current
developments in Monolithic Spatial Heterodyne Spectrometers are being
explored in these fields. Our recent efforts have been partly in conjunction

with the Mars Rover 2020 mission and is being considered for a future Europa
mission.

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Education

University of South Carolina
Bachelor of Science - BS, Chemistry · (2015 - 2020)